UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☑ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Sleepless Musical, LLC

Legal status of issuer

> *Form*
> Limited Liability Company

> *Jurisdiction of Incorporation/Organization*
> Delaware

> *Date of organization*
> November 25, 2015

Physical address of issuer
3905 State Street, Suite 7-237, Santa Barbara, CA 93105

Website of issuer
http://www.sleeplessthemusical.com/

Address of counsel to the issuer for copies of notices
BEVILACQUA PLLC
1050 Connecticut Avenue, NW Suite 500
Washington, DC 20036

Attention: Louis A. Bevilacqua, Esq.
Email: lou@bevilacquapllc.com

Name of intermediary through which the Offering will be conducted
MicroVenture Marketplace, Inc.

CIK number of intermediary
0001478147

SEC file number of intermediary
008-68458

CRD number, if applicable, of intermediary
152513

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
The issuer will not owe a cash commission, or any other direct or indirect interest in the issuer or other form of compensation, to the Intermediary at the conclusion of the Offering. The Intermediary is not charging the issuer any compensation with respect to the Offering.

Name of qualified third party "Escrow Agent" which the Offering will utilize
Evolve Bank & Trust Co.

Type of security offered
Net Operating Profit Participation Rights

Target number of Securities to be offered
25,000

Price (or method for determining price)
$1.00

Target offering amount
$25,000.00

Oversubscriptions accepted:

☑ Yes

☐ No

Oversubscriptions will be allocated:

☐ Pro-rata basis

☐ First-come, first-served basis

☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$107,000.00

Deadline to reach the target offering amount
April 22, 2019

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned. Affiliates of the Company, including officers, directors and the existing members of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the target amount.

Current number of employees
1

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$1,999,394.74	$1,997,484.74
Cash & Cash Equivalents	-$154.26	-$2,064.26
Accounts Receivable	$0.00	$0.00
Short-term Debt	$644,400.00	$21,400.00
Long-term Debt	$1,414,449.00	$1,414,449.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$800.00
Net Income	-$633,590.00	-$17,364.26

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

April 8, 2019

FORM C-A

Up to $107,000.00

Sleepless Musical, LLC



Explanatory Note

Sleepless Musical, LLC, (the "Company") is filing this Amendment to its Form C, which was filed with the Securities and Exchange Commission on March 5, 2019. This Amendment is filed to update references to an individual mentioned in the ongoing litigation and outstanding debt sections of the Form C and Company Summary. This party is not involved in the production of *Sleepless The Musical*. Prior Amendments were filed to remove reference to an individual previously mentioned in the Form C and Company Summary who is not involved in the current production of *Sleepless The Musical* and to add a webinar transcript (attached hereto as Exhibit E).

Net Operating Profit Participation Rights

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Sleepless Musical, LLC, a Delaware Limited Liability Company (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Net Operating Profit Participation Rights of the Company (the "Securities"). Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $25,000.00 (the "Minimum Amount") and up to $107,000.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through MicroVenture Marketplace, Inc. (the "Intermediary"). The issuer will not owe a commission to the Intermediary at the conclusion of the offering.

	Price to Purchasers	Service Fees and Commissions [1][2]	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$0.00	$100.00
Aggregate Minimum Offering Amount	$25,000.00	$0.00	$25,000.00
Aggregate Maximum Offering Amount	$107,000.00	$0.00	$107,000.00

[1]   This excludes fees to Company's advisors, such as attorneys and accountants.
[2]   The issuer will not owe a commission, whether cash or otherwise, to the Intermediary at the conclusion of the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at http://www.sleeplessthemusical.com/ no later than 120 days after the end of the company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-A is April 8, 2019.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR

FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

EVOLVE BANK & TRUST CO., THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the company's fiscal year.

Once posted, the annual report may be found on the Company's website at: http://www.sleeplessthemusical.com/

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Sleepless Musical, LLC (the "Company") is a Delaware Limited Liability Company, formed on November 25, 2015 for the purpose of assuming certain assets and liabilities including production rights (the "Production Rights") relating to the development and production of a musical stage play based upon the 1993 motion picture entitled *Sleepless in Seattle*. The assignment and assumption of the Production Rights was effectuated pursuant to that certain Assignment and Assumption Agreement by and between the Company and Sleepless in Seattle Management, LLC, dated as of December 14, 2015.

The Company is located at 3905 State Street, Suite 7-237, Santa Barbara, CA 93105. The Company's website is http://www.sleeplessthemusical.com/.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C and the attached exhibits.

The Business

Sleepless the Musical (the "Play") is based upon the Columbia Pictures film *Sleepless in Seattle*. Sleepless Musical LLC has developed a live performance, Broadway-type show for which it plans to sell tickets, receive corporate sponsorships, and sell merchandise and the cast album. *Sleepless the Musical* is written by the same original story writer and screenplay writer as the film.

Exhibit B to this Form C contains a detailed description of the Company's business and the industry within which it operates. Such description is incorporated herein by reference. Purchasers are encouraged to carefully review **Exhibit B** to this Form C.

The Offering

Minimum amount of Net Operating Profit Participation Rights being offered	$25,000 Principal Amount
Total Net Operating Profit Participation Rights outstanding after Offering (if minimum amount reached)	$641,000 Principal Amount
Maximum amount of Net Operating Profit Participation Rights being offered	$107,000 Principal Amount
Total Net Operating Profit Participation Rights outstanding after Offering (if maximum amount reached)	$723,000 Principal Amount
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	April 22, 2019
Use of proceeds	See the description of the use of proceeds on page 22 hereof.
Voting Rights	See the description of the voting rights on page 29 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

The Company has licensed dramatic rights for the Play. These rights will expire on December 14, 2019 unless the Company achieves certain milestones by such time. If the Company fails to achieve these milestones by such time and the license expires, you will lose your entire investment.
The Producer of the musical (David Shor) through Sleepless Musical, LLC will have exclusive rights for an Initial Term ending on December 14, 2019 under a license of dramatic rights. If prior to the expiration of the Initial Term there is a first-class commercial production of the Play on the West End of London, England or on Broadway in New York City ("The Required Initial Production"), then upon twenty-one (21) paid performances of the Play, including an official press opening, and no more than eight (8) preview performances, the Dramatic rights shall irrevocably merge with all rights in and to the book, music, and lyrics of the Play and thereafter Producer and Authors of the Play shall have the sole and exclusive right to sell, license, and otherwise dispose of any and all such merged rights in and to the Play throughout the world for the full duration of the copyright in the Play. If the Company fails to achieve these milestones, then the license of dramatic rights may terminate, and the Company will not be able to complete the production of the musical or generate any revenues or profits. If this occurs, you may lose your entire investment.

The Company intends to use the proceeds from the Offering for unspecified working capital.
This means that the Company has ultimate discretion to use the proceeds as it sees fit and has chosen not to set forth any specific uses for you to evaluate. The net proceeds from this Offering will be used for the purposes which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. The Company may choose to use the proceeds in a manner that you do not agree with, and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause an Investor to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on David Shor in order to conduct its operations and execute its business plan; however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if David Shor dies or becomes disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We have not prepared any audited financial statements.
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable, (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals; and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Our business could be adversely affected if there is a decline in advertising spending.
A decline in the economic prospects of advertisers or the economy in general could cause current or prospective advertisers to spend less on advertising or spend their advertising dollars in other media. Advertising expenditures also could be negatively affected by (i) increasing audience fragmentation caused by increased availability of alternative forms of leisure and entertainment activities; (ii) pressure from public interest groups to reduce or eliminate advertising of certain products; (iii) new laws and regulations that prohibit or restrict certain types of advertisements; and (iv) natural disasters, extreme weather, acts of terrorism, political uncertainty or hostilities, because there may be uninterrupted news coverage of such events that disrupts regular ad placement. In addition, advertisers' willingness to purchase advertising time from the Company may be adversely affected by a decline in audience ratings for our content.

Our musical has only been presented to live audiences via enhancement, where the developmental theater receives the revenue, the producers pay to have the show "enhanced", and the producers see their show in-front of live audiences.
We believe there is an audience for our new musical, *Sleepless the Musical,* especially given the name recognition of the movie *Sleepless in Seattle.* However, there can be no assurance we will produce a new musical using the popular characters from the *Sleepless in Seattle* movie that will be successful with an audience for the new musical. The financial performance of the new play will depend, at least in part, on the introduction, market acceptance and approval of *Sleepless the*

Musical. After 44 performances at the Pasadena Playhouse through the enhancement process, we transferred the show to the UK for further enhancement and production in preparation for our world premiere.

Production and distribution of musicals involve certain risks to investors.
Many things can go wrong in the production and/or distribution of a musical. Cast members or crew can become ill or absent, accidents on set can occur, among many other potential problems. The Company intends to acquire insurance to protect against loss but cannot foresee all potential calamities. In addition, the entertainment business involves certain inherit risks associated with the release of musicals. Musicals are an art form, and the creative process is an intangible that cannot be measured. Success of any new musical is dependent on the audience's responsiveness to the musical which may be unknown until the musical is actually presented. Distribution, marketing, and timing of release are important to the success of any new musical, as well as outside factors and events that may be unknown or unpredictable, such as other competing entertainment products, world events or natural disasters. The Company, therefore, cannot guarantee any success of *Sleepless the Musical* and cannot warrant any return of investment or that any profits from the musical will ever be realized.

The Company has no business aside from producing, marketing and distributing the new musical, and we rely on external financing to undertake these tasks.
The Company was formed solely for the purpose of producing, marketing and distributing our new musical, *Sleepless the Musical.* The completion of this musical is a precondition to our generation of any revenues. While we intend to generate revenue in the future from the musical, we cannot assure when or if we will be able to do so. The Company relies entirely on external financing to produce the new musical and has no means to generate revenue until it is completed, staged in an appropriate theater, and thereafter generates revenues. We anticipate, based on our current proposed production budget and distribution plans that, if the Maximum Amount is raised in this Offering, it should be sufficient to satisfy our contemplated cash requirements, assuming we are able to obtain additional debt financing to meet the requirements of the production budget, and that we do not otherwise face unexpected events, costs or contingencies, any of which could affect our cash requirements. However, we may have difficulty obtaining additional funding and we cannot assure that additional capital will be available to us when needed, if at all, or if available, will be obtained at terms acceptable to us. If we raise additional funds through debt financing, such debt instruments may provide for rights, preferences or privileges senior to the Securities in this Offering. In addition, the terms of the debt instruments could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights, or grant licenses on terms that are not favorable to us. If adequate funds are unavailable, we may be required to delay, reduce the scope of, or cease production, marketing, or distribution of the new musical. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on the Company and our ability to complete and generate revenues from our new musical.

The development and commercialization of musicals is highly competitive.
We face competition with respect to any musical that we may seek to develop or distribute. Our competitors include major studios and producers worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and may possess superior expertise in producing, marketing and distributing musicals and thus may be better

equipped than us to commercialize and exploit musicals. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies, as well as finding talent for cast and crew. Accordingly, our competitors may commercialize musicals more rapidly or effectively than we are able to, which could adversely affect our competitive position, the likelihood that *Sleepless the Musical* will achieve market acceptance or our ability to generate revenues from this new musical.

In general, demand for musicals is highly correlated with general economic conditions.
A substantial portion of our revenue will be derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S., UK or in other countries in which we market our new musical may adversely impact our financial results. Because such declines in demand are difficult to predict, we or our competitors may have increased excess capacity as a result. An increase in excess capacity may result in decline of revenues generated from our new musical.

Our new musical's success depends on the performance, experience and skill of our producers, writers, directors, cast and crew.
The Company intends to locate and retain the best available people within the confines of the production budget for our new musical. The Company's casting director is experienced and well qualified to locate the best suited cast and crew for the new musical. The unexpected loss of performers in production of the new musical can never be expected or predicted, but such events could adversely impact the production, marketing or distribution of the new musical.

We intend to distribute our musical worldwide.
We expect that our future operations will be subject to the effects of global competition and geopolitical risks. They may also be affected by local economic environments, including inflation, recession, currency volatility and actual or anticipated default on sovereign debt. Political changes, some of which may be disruptive, can interfere with the release of our musical in foreign markets in the future. While some of these global economic and political risks may be avoidable, attempts to mitigate these risks can be costly and not always successful, and our ability to engage in such mitigation may decrease or become even more costly as a result of more volatile market conditions.

The new musical relies on various intellectual property rights, including trademarks, copyrights, and licenses.
Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position, or for other business reasons, or because countries may require compulsory licensing of our intellectual property. Failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property, or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and financial results of the new musical. Any dispute or litigation regarding intellectual property involving the new musical could be costly and time-consuming due to the complexity of the law in this area, the uncertainty of intellectual property litigation, and could divert the Company and key personnel from our business operations. A claim of intellectual property infringement could force us to enter

into a costly or restrictive license agreement, which might not be available under acceptable terms ,or at all, could require us to make changes in the new musical, which would be costly and time-consuming, and/or could subject us to an injunction against development, marketing and distribution of the new musical. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our new musical infringes a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive, and may divert our attention from other business concerns involving the new musical. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause the new musical to be harmed. We also rely on nondisclosure and noncompetition agreements with employees, consultants, and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information, or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in government regulation and unions could adversely impact our business.

The cable/media/television/internet/entertainment industry is subject to extensive legislation and regulation at the federal and local levels and, in some instances, at the state level. Additionally, various guilds and unions such as the Screen Actors Guild ("SAG"), the Directors Guild ("DGS"), the Writers Guild ("WGA"), Dramatists Guild, and a myriad of craft unions dictate the manner in which we deal with members of such guilds or unions. These guilds and unions frequently change the rules and requirements with which we must comply in the entertainment industry. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws. Changes in law, regulations, and union rules cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our ability to produce, distribute and generate revenues from our new musical. Our new musical is also subject to regulation, and additional regulation is under consideration. Many aspects of such regulation are currently the subject of judicial and administrative proceedings, legislative and administrative proposals, and lobbying efforts by our competitors. Legislation under consideration could entirely rewrite the principal regulatory statutes, and the FCC and/or Congress may attempt to change the classification of musicals, the way that musicals are regulated and/or the framework under which broadcast signals are carried, remove the copyright compulsory license and, thus, change the rights and obligations of our competitors.

We face risks relating to competition for the leisure time and discretionary spending of audiences, which has intensified in part due to advances in technology and changes in consumer expectations and behavior.

Our business is subject to risks relating to increasing competition for the leisure time and discretionary spending of consumers. We compete with all other forms of live entertainment and information delivery. Technological advancements, such as new video formats and Internet streaming and downloading of programming that can be viewed on televisions, computers, and mobile devices have increased the number of entertainment and information delivery choices available to consumers and intensified the challenges posed by audience fragmentation. The increasing number of choices available to audiences, including low-cost or free choices, could negatively impact not only consumer demand for our show.

Our success depends on consumer acceptance of our new musical and we may be adversely affected if our musical fails to achieve sufficient consumer acceptance or the running costs increase.

The success of *Sleepless the Musical* depends substantially on consumer tastes and preferences that change in often unpredictable ways. Although we expect to capitalize on the historical success and brand recognition of and love for the success of *Sleepless in Seattle,* the success of the musical will depend on our ability to create, acquire, market and distribute original content that meets the changing preferences of the broad domestic and international consumer market.

Risks Related to the Securities

Affiliates of the Company, including officers, directors and existing members of the Company, may invest in this Offering, and their funds will be counted toward the Company achieving the Minimum Amount.

There is no restriction on affiliates of the Company, including its officers, directors and existing members, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute to the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and give investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the Offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

The Net Operating Profit Participation Rights give the Purchasers in this Offering, prior purchasers of Net Operating Profit Participation Rights who invested a total of $616,000 to date, and any additional purchasers of those rights in the future a right to share in a percentage of the Company's net operating profit. Accordingly, your interest in the Company's Net Operating Profit is diluted by the interests of the prior purchasers of these rights, and you will incur further dilution as additional investors are sought to fund the costs of the production.

Your funds will be among the initial funds used to complete the production of the musical. As additional costs are incurred, more investors will be sought to cover those costs. Both the Purchasers participating in this offering (you), those purchasers who purchased Net Operating Profit Participation Rights before you, and any future investors who provide capital to the Company will share in the net operating profits of the Company. Accordingly, your participation in that net operating profit share is diluted by the prior purchasers of Net Operating Profit Participation Rights and may be diluted in the future in the event that more investors receive Net Operating Profit Participation Rights. Furthermore, if the cost of producing the musical is more than expected, then a significant amount of additional investor funds may be needed, and your percentage of net operating profit share could be significantly diluted.

The Net Operating Profit Participation Rights will not be freely tradable until one year from the initial purchase date. Although the Net Operating Profit Participation Rights may be tradable under federal securities law, state securities regulations may apply, and each Purchaser should consult with his or her attorney.
Purchasers should be aware of the long-term nature of their investment in the Company. There is not now and likely will not be a public market for the Net Operating Profit Participation Rights. Because the Net Operating Profit Participation Rights have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Net Operating Profit Participation Rights have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Net Operating Profit Participation Rights may also adversely affect the price that you might be able to obtain for the Net Operating Profit Participation Rights in a private sale. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes, and not with a view to resale or distribution thereof

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company, or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering, the Company's current owners of 20% or more beneficially own up to 100.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition,

these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued to Purchasers.

You will not have a vote or influence on the management of the Company.
All decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers, or employees of the Company. You, as a Purchaser of Net Operating Profit Participation Rights, will have no ability to vote on issues of Company management and will not have the right or power to take part in the management of the company, and will not be represented on the board of directors or managers of the Company. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike debt securities and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment.

There is no present market for the Securities, and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by their management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN

THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

Sleepless the Musical is based upon the Columbia Pictures film *Sleepless in Seattle*. Sleepless Musical, LLC has developed a live performance, Broadway-type show for which it plans to sell tickets, receive corporate sponsorships, and sell merchandise, including a cast album. *Sleepless the Musical* was written by the same original story writer and screenplay writer as the film.

Business Plan

Sleepless in Seattle Management, LLC originally secured the rights to produce a musical play based upon the motion picture *Sleepless in Seattle* from Tri-Star/Columbia Pictures entitled *Sleepless in Seattle - The Musical*. The underlying rights, the original story and screenplay writer, were re-assigned to Sleepless Musical, LLC in December 2015. Mr. David Shor will be the show's lead producer and is the Sole Member of Sleepless Musical, LLC.

The Pasadena Playhouse opened the pre-Broadway world premiere of the *Sleepless in Seattle – The Musical* on May 24, 2013, which ran for 44 performances. Pasadena Playhouse is a LORT (League of Resident Theatres) theater and has enhanced many pre-Broadway/West End enhancements and premiers, including *Sister Act* and *One Night With Janice Joplin*. In addition to the practice of LORT theaters investing in the enhancement and production through "soft dollars" (e.g. staffing, set shop, production team, director and other craftsmen), Pasadena Playhouse made a cash investment in the enhancement and production of *Sleepless in Seattle – The Musical*.

Sleepless the Musical, which is anticipated to premier in the UK in late 2019, plans to recreate the charm, romance, and wit of the much loved movie, *Sleepless in Seattle*. It is a heart-warming tale of Sam who moves to Seattle with his eight-year-old son Jonah, following the tragic death of his wife. But when Jonah phones a radio show and gets Sam to talk about his broken heart and sleepless nights live on air, he suddenly finds himself one of the most sought-after single men in America and a great news story for feisty journalist Annie on the opposite side of the country. It looks like love is in the airwaves, but how do you know if someone is the one for you when you've never even met? *Sleepless the Musical* seeks to add a fresh and lively take with a brand-new musical score to bring this romantic comedy to life on stage.

The Company plans to have the set build-out completed by the Royal Theatre in Plymouth this summer and then to have a ten-day run in late 2019 at the Royal to make any last-minute changes to the production before transferring to the West End. Discussions and negotiations are currently underway to finalize dates and to which West End theatre the show will transfer. Upon the completion of the anticipated West End run, the Company plans to tour the show in Western Europe and then transfer it to North America for tours of the U.S. and Canada. Discussions are underway with theatre owners in other territories (i.e. Asia, South America, Eastern Europe) for touring productions.

Sleepless the Musical includes a book co-written by Michael Burdette, music by Robert Scott, and lyrics by Brendan Cull. It is slated to be directed by Morgan Young with set designed by Morgan Large, lighting by Tim Lutkin, video design by Ian William Galloway, costume design by Sue Simmerling, wig and hair design by Richard Mawbey, sound design by Avgustos Psillas & Terry Jardine for Autograph, and musical supervision by Larry Blank. In the UK, advertising, marketing, and graphics are planned to be overseen by Dewynters.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Sleepless the Musical	*Sleepless the Musical* is based upon the Columbia Pictures film *Sleepless in Seattle*	The show is expected to first open in late 2019 in the UK after which we hope to then transfer to the U.S. as well as tour the worldwide market

We have no new products in development.

The transfer of the production to the West End in London are being handled by London Management, LTD, our co-production partner for the UK production. Other territorial rights will be handled by the Company in the United States.

Competition

The Company's primary competitors are other first-class musicals.

Since its debut in 1993, *Sleepless in Seattle* has been viewed as one of the best romantic comedies of all time. It has received both a critical and commercial success; it has grossed more than $227 million worldwide[1] and is listed as one of the top-ten romantic comedies of all time by the American Film Institute (AFI).[2] We believe the title is beloved and has become a part of the American (and worldwide) lexicon. Our musical will be appropriate for all audiences, including children.

Customer Base

The Company's target distribution channels are primarily large first- and second-class theaters, tours, "high school musicals," and television.

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[1] https://www.boxofficemojo.com/movies/?id=sleeplessinseattle.htm
[2] https://www.afi.com/10top10/category.aspx?cat=2

Intellectual Property

Licenses

Licensee	Description of Rights Granted	Initial Term*
Sleepless the Musical LLC	Licensor has transferred to the Company dramatic rights to develop and stage *Sleepless the Musical (the "Play")*.	December 14, 2019

*The Producer (David Shor) through Sleepless the Musical LLC will have exclusive rights for an Initial Term ending on December 14, 2019. If prior to the expiration of the Initial Term there is a first-class commercial production of the Play on the West End of London, England or on Broadway in New York City ("The Required Initial Production"), then upon twenty-one (21) paid performances of the Play, including an official press opening, and no more than eight (8) preview performances, the Dramatic rights shall irrevocably merge with all rights in and to the book, music, and lyrics of the Play and thereafter Producer and Authors of the Play shall have the sole and exclusive right to sell, license, and otherwise dispose of any and all such merged rights in and to the Play throughout the world for the full duration of the copyright in the Play.

If the Required Initial Production does not occur prior to the expiration of the Initial Term, all rights assigned to the Producer shall revert to the original Owner.

Governmental/Regulatory Approval and Compliance

The Company is subject to U.S. labor laws and various other U.S. laws and regulations. Failure to comply with these laws and regulations could subject the Company to administrative and legal proceedings and actions by these various governmental bodies.

Litigation

There are no existing lawsuits pending, or to the Company's knowledge, threatened, against the Company.

Litigation related to David Shor

On June 1, 2017, Mr. and Mrs. David H. Shor executed a Loan Agreement, secured by a second Deed of Trust on a residential real property owned by the Shors, for $1.1 million with lender Strategic Emerging Economics, Inc. ("Strategic") in order to assist with the ongoing production of Sleepless the Musical. The loan carried an interest rate of 11.5% per annum, which under default increased to 23% per annum until such time that the default was cured. The terms of the loan mandated monthly interest and fee payments, with the $1.1 million principal amount due in a single balloon payment on the December 6, 2018 maturity date.

Alleging failure to make the May 1, 2018 payment, Strategic executed a Notice of Default and Election to Sell Under Deed of Trust on June 19, 2018. The Shors maintained (and continue to maintain) that they performed all necessary obligations related to the loan and filed a breach of contract complaint against Strategic and related parties on September 20, 2018. On September 25, 2018, the Shors made an application for a temporary restraining order and foreclosure injunction against Strategic et. al. On September 27, 2018, the temporary restraining order and order to show cause were granted and a hearing set for October 24, 2018.

In November 2018, the Shors and Strategic et. al. agreed to certain stipulations pursuant to a court order compelling arbitration with respect to the disputed Notice of Default.

On December 26, 2018, David Shor filed a voluntary petition for Chapter 13 Bankruptcy in an effort to prevent foreclosure upon the residence that secured the loan with Strategic and on January 9, 2019 filed to convert the case to Chapter 11 Bankruptcy. On February 20, 2019, the Motion to Convert Case was withdrawn, and on February 22, 2019, Mr. Shor requested voluntary dismissal of the Chapter 13 Bankruptcy case. The dismissal order and notice have been filed and are awaiting close.

At this time, the parties have begun arbitration procedures, and counsel for David Shor expects they will be able to initiate hearings starting on or about April 2019.

Other

The Company's principal address is 3905 State Street, Suite 7-237, Santa Barbara, CA 93105

The Company conducts business in California.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

Exhibit B to this Form C is a detailed Company summary. Purchasers are encouraged to review Exhibit B carefully to learn more about the business of the Company, its industry and future plans and prospects. **Exhibit B** is incorporated by reference into this Form C.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
General Working Capital	100.00%	$25,000	100.00%	$107,000
Total	**100.00%**	**$25,000**	**100.00%**	**$107,000**

* *This Use of Proceeds table does not include a $1,000 fee for legal services related to this Offering.*

* *The Use of Proceeds chart is not inclusive of fees paid for use of the iDisclose Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign. The Company will not be paying the Intermediary any commissions or other fees in connection with this Offering.*

The working capital we are seeking is for pre-production expenses related to the hiring of creatives, marketing, and public relations within the U.S. to complement the work being done by the marketing team at Dewynters in London and London Management, Ltd. Proceeds will also be used for administrative and office costs, legal and accounting fees, license and royalty fees, travel to and from London, and other production costs to be incurred prior to the show opening.

The Company may alter the use of proceeds at its discretion.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

David Shor

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Sole Member, November 2015 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

- Sole Member and Lead Producer, Sleepless Musical, LLC, November 2015 to Present
- CEO, David Shor Productions, January 1987 to Present
- President & CEO, The Shor Group of Companies, January 1985 to Present
- President & CEO, HFMC Corporation, January 1985 to Present
- Managing Partner, Labrador Media Group, January 2001 to Present
- Lead Producer, National Lampoon Live, October 2014 to Present

Educational Background

B.S. Accounting/Business, University of Baltimore

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

David Shor

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Sole Member, November 2015 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

- Sole Member and Lead Producer, Sleepless Musical, LLC, November 2015 to Present
- CEO, David Shor Productions, January 1987 to Present
- President & CEO, The Shor Group of Companies, January 1985 to Present
- President & CEO, HFMC Corporation, January 1985 to Present
- Managing Partner, Labrador Media Group, January 2001 to Present
- Lead Producer, National Lampoon Live, October 2014 to Present

Educational Background

B.S. Accounting/Business, University of Baltimore

Indemnification

Indemnification is authorized by the Company to directors, officers, or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 1 employee in California.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	LLC/Membership Interests
Amount outstanding	100%
Voting Rights	The business of the Company shall be managed by the Sole Member. The Sole Member may appoint one or more nonmembers as co-managers or may resign as manager at any time and appoint a nonmember as the manager of the Company on such terms and conditions as the Sole Member and such manager may agree. The Company and the Sole Member on behalf of the Company may employ and retain persons as may be necessary or appropriate for the conduct of the Company's business (subject to the supervision and control of the Sole Member), including employees and agents who may be designated as officers with titles, including, but not limited to, "chairman," "chief executive officer," "president," "vice president," "treasurer," "secretary," "director," and "chief financial officer."
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100.0%

The Company has the following debt outstanding:

On June 1, 2018, Sleepless Musical, LLC assumed an accrued liability from Sleepless in Seattle Management, LLC totaling $631,000. The creditors are Mr. and Mrs. David H. Shor and HFMC Corporation (which is owned by David Shor). If and when the Required Initial Production of Sleepless the Musical is fully funded, $300,000 of such debt will be due to the Shors and to HFMC Corporation. The remaining $331,000, plus any additional accrued amounts beyond those subsequently detailed, will be repaid through ticket sales, before Investor recoupment, until the amount is fully paid. As of December 31, 2018, Sleepless Musical, LLC has additionally accrued an $11,800 short-term expense payable to HFMC Corporation and a $50,724 long-term expense payable to David Shor.

Per an agreement signed and dated as of June 14, 2012, between Sleepless in Seattle Management, LLC and Stage Entertainment Productions B.V. ("Stage Entertainment"), Stage Entertainment shall be credited as an Investor for all pre-production expenses paid by Stage Entertainment. This agreement was transferred from Sleepless in Seattle Management, LLC to Sleepless Musical, LLC on December 14, 2015. As of December 31, 2018, Sleepless Musical, LLC has accrued a long-term liability $1,363,725 related to the pre-production expenses paid by Stage Entertainment. This liability will convert into a non-debt investment upon completion of the Required Initial Production of *Sleepless the Musical*, which may dilute existing Investor rights.

The Company has not conducted any exempt Securities offerings in the past three years.

Ownership

The Company is solely owned by David Shor.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
David Shor	100.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$0.00	$0.00	$800.00

Operations

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds," which is an indispensable element of our business strategy.

Once the Play has opened, we, in conjunction with the presenting theatre, co-producers, and others will seek to implement a detailed marketing and advertising campaign to advertise tickets to the public. Our goal is to sell out at every show. We will need to develop marketing and advertising programs, group rates, special offers, and well-placed advertisements on television and print ads and to launch that campaign once we have secured and finalized final arrangements with a West End theatre.

Liquidity and Capital Resources

We estimate that the final cost to launch the production will be approximately £4 million. Sleepless Musical, LLC is working with London Management LTD, which is managed by co-producer Michael Rose, to raise £3 million for the production of the musical. Additional capital may need to be raised for a West End launch, the amount of which cannot be determined until actual production costs are finalized. These costs include the build-out of the stages, sets, sound and lighting systems, costumes, casting, and other expenses. Additionally, more capital will be required to tour the show in Western Europe, the U.S., and Canada.

Capital Expenditures and Other Obligations

The final production costs include the build-out of the stages, sets, sound and lighting systems, costumes, casting, and other expenses.

It is likely we will need to raise additional capital to tour the show in Western Europe, the U.S., and Canada.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take in order to produce the Play, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to $107,000.00 in principal amount of Net Operating Profit Participation Rights for up to $107,000.00. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by April 22, 2019 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled, and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the

Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $107,000.00 (the "Maximum Amount"), and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues, or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Evolve Bank & Trust Co. until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first, using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering, and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Digital Registry in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through MicroVenture Marketplace, Inc., the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees
The issuer will not owe any commission, whether directly or indirectly, in cash or securities, to the Intermediary at the conclusion of the Offering.

Stock, Warrants and Other Compensation
The issuer will not owe a commission or any other form of compensation to the Intermediary at the conclusion of the Offering.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents in conjunction with the following summary information.
Authorized Capitalization

See 'CAPITALIZATION AND OWNERSHIP' above.

Investor Compensation

Consistent with industry practice, net operating profits (gross receipts in a performance week plus other sources of income to the Company such as subsidiary rights income, cast album and merchandising receipts, interest income, license fees for additional companies, etc., less all operating expenses) will first be paid to the investing members or limited partners of the Company (the "**Investors**") until the Investors have recouped, *pro rata* and *pari passu* with one another, their aggregate investment.

Following Investor recoupment, fifty percent (50%) of the adjusted net profits (net profits less any contractual "off-the-top" net profit payments due to third parties) derived from the presentation of the Play (i.e., fifty (50) "points") will be allocated to the Investors (these are referred to as the "Investor Points"), with the other fifty (50) producer points allocated to the Managers (these are referred to as the "Producer Points"). As a result of your investment, you will participate in both Investor Points and Producer Points.

Once the Company fully determines the total financing amount needed to complete the Required Initial Production of the Play (i.e., the total capitalization), it will calculate and release a recoupment schedule detailing each Investor's percentage of the total capitalization. For example, if the total capitalization is $12,500,000 and an investor invests $100,000, then such investor's percentage of total capitalization is 0.8%.

With respect to the first $100,000 of any investor's investment, the investor will receive such investor's pro rata portion of the Investor Points based on the amount of the Investor's investment (e.g., if the investment is $100,000, then 0.8% of the Investor Points). The investor will also receive one Producer Point for every four Investor Points received. In the example where $100,000 is invested, the investor will receive 0.2% of the Producer Points.

With respect to amounts invested in excess of $100,000, an investor will be entitled to the investor's pro rata portion of the Investor Points based on the amount of the Investor's investment in excess of $100,000 (e.g., if the total investment is $250,000, then 1.2% of the Investor Points). The investor will also receive one Producer Point for every three Investor Points received. In the example where an additional $150,000 is invested above the $100,000 threshold, the Investor would be entitled to 0.4% of the Producer Points.

Voting and Control

The Securities have no voting rights.

The Company does not have any voting agreements in place.

The Company does not have any member/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that issuance of future Net Operating Profit Participation Rights will dilute the net operating profit share that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase the Net Operating Profit Participation Rights.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH

TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Loans

Related Person/Entity	David Shor and HFMC Corporation (owned by David Shor)
Relationship to the Company	David Shor is Sole Member of Sleepless Musical, LLC
Total amount of money involved	$631,000.00
Benefits or compensation received by related person	Payment of $631,000 plus any additional accrued amounts
Benefits or compensation received by Company	$631,000 in total paid expenses. This includes the following debts: 1) office administration expenses, which accrued at $5,000 per month between January 1, 2009 and June 1, 2018; 2) Production, health insurance, and auto lease payments paid by the David Shor Loan-Out Company, which accrued at $22,000 per month between January 1, 2009 and June 1, 2018, and 3) $320,000 in additional expenses paid by Mr. and Mrs. David H. Shor for the production of Sleepless the Musical.
Description of the transaction	Loan

See "Capitalization and Ownership" for other existing accrued expenses and liabilities.

Conflicts of Interest

See the Related Persons Transactions section above.

To the best of our knowledge the Company has not engaged in any other transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/David Shor
(Signature)

David Shor
(Name)

Sole Member
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/David Shor
(Signature)

David Shor
(Name)

Sole Member
(Title)

04/08/2019
(Date)

I, David Shor, being the founder of Sleepless Musical, LLC, a Limited Liability Company (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2018 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2018, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2018, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/David Shor
(Signature)

David Shor
(Name)

Sole Member
(Title)

04/08/2019
(Date)

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Company Summary
Exhibit C   Subscription Agreement
Exhibit D   Net Operating Profit Participation Rights Agreement
Exhibit E   Webinar Transcript

EXHIBIT A
Financial Statements

SLEEPLESS MUSICAL, LLC
Balance Sheet Standard
As of December 31, 2017
(unaudited)

	Dec 31, '17
ASSETS	
Current Assets	
Checking/Savings	
UNION BANK	−2,064.26
Total Checking/Savings	−2,064.26
Total Current Assets	−2,064.26
Other Assets	
PRODUCTION COSTS	1,870,632.00
SLEEPLESS MUSICAL OPTIONS	128,917.00
Total Other Assets	1,999,549.00
TOTAL ASSETS	1,997,484.74
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
PAID BY HFMC FOR SLEEP...	19,800.00
TAXES PAYABLE	1,600.00
Total Other Current Liabilit...	21,400.00
Total Current Liabilities	21,400.00
Long Term Liabilities	
DUE TO DAVID SHOR	50,724.00
Stage Entertainment	1,363,725.00
Total Long Term Liabilities	1,414,449.00
Total Liabilities	1,435,849.00
Equity	
FRONT MONEY INVESTORS	603,500.00
RETAINED EARNINGS	−24,500.00
Net Income	−17,364.26
Total Equity	561,635.74
TOTAL LIABILITIES & EQUITY	1,997,484.74

SLEEPLESS MUSICAL, LLC
Balance Sheet Standard
As of December 31, 2018
(unaudited)

	Dec 31, '18
ASSETS	
Current Assets	
Checking/Savings	
UNION BANK	–154.26
Total Checking/Savings	–154.26
Total Current Assets	–154.26
Other Assets	
PRODUCTION COSTS	1,870,632.00
SLEEPLESS MUSICAL OPTIONS	128,917.00
Total Other Assets	1,999,549.00
TOTAL ASSETS	1,999,394.74
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
MEMBER LOAN– DAVID SH...	631,000.00
PAID BY HFMC FOR SLEEP...	11,800.00
TAXES PAYABLE	1,600.00
Total Other Current Liabilit...	644,400.00
Total Current Liabilities	644,400.00
Long Term Liabilities	
DUE TO DAVID SHOR	50,724.00
Stage Entertainment	1,363,725.00
Total Long Term Liabilities	1,414,449.00
Total Liabilities	2,058,849.00
Equity	
FRONT MONEY INVESTORS	616,000.00
RETAINED EARNINGS	–41,864.26
Net Income	–633,590.00
Total Equity	–59,454.26
TOTAL LIABILITIES & EQUITY	1,999,394.74

SLEEPLESS MUSICAL, LLC
Profit and Loss Standard January
through December 2017
(unaudited)

	Jan - Dec '17
Income	0.00
Expense	
HFMC CORPORATION	6,800.00
LEGAL & ACCOUNTI...	9,741.26
TAXES & LICENSES	823.00
Total Expense	17,364.26
Net Income	-17,364.26

SLEEPLESS MUSICAL, LLC
Profit and Loss Standard January
through December 2018
(unaudited)

	Jan – Dec '18
Income	0.00
Expense	
HFMC CORPORATION	2,000.00
LEGAL & ACCOUNTI...	590.00
MEMBER EXPENSES	631,000.00
Total Expense	633,590.00
Net Income	–633,590.00

SLEEPLESS MUSICAL, LLC
Statement Of Cash Flows
January through December 2017
(unaudited)

	Jan – Dec '17
OPERATING ACTIVITIES	
Net Income	–17,364.26
Adjustments to reconcile Net Income to net cash provided by operations:	
PAID BY HFMC FOR SLEEPLESS	2,300.00
Net cash provided by Operating Acti...	–15,064.26
Net cash increase for period	–15,064.26
Cash at beginning of period	13,000.00
Cash at end of period	–2,064.26

SLEEPLESS MUSICAL, LLC
Statement Of Cash Flows
January through December 2018
(unaudited)

	Jan – Dec '18
OPERATING ACTIVITIES	
Net Income	−633,590.00
Adjustments to reconcile Net Income to net cash provided by operations:	
MEMBER LOAN– DAVID SHOR	631,000.00
PAID BY HFMC FOR SLEEPLESS	−8,000.00
Net cash provided by Operating Acti...	−10,590.00
FINANCING ACTIVITIES	
FRONT MONEY INVESTORS	12,500.00
Net cash provided by Financing Acti...	12,500.00
Net cash increase for period	1,910.00
Cash at beginning of period	−2,064.26
Cash at end of period	−154.26

EXHIBIT B
Company Summary





Company: Sleepless Musical, LLC

Market: Musicals

Product: Musical based on the film *Sleepless in Seattle*

Company Highlights

- Anticipated Fall 2019 opening at the Theatre Royal Plymouth in the UK prior to debuting on the West End of London, home to some of the most famous theatres in the world[i]
- Based on the movie *Sleepless in Seattle*, which grossed over $227 million worldwide[ii] and is listed as one of the top-ten romantic comedies of all time[iii]
- Co-produced by industry veterans David Shor and Michael Rose



COMPANY SUMMARY

Opportunity

MICHAEL ROSE AND DAVID SHOR
PRESENT
IN ASSOCIATION WITH MARC TOBEROFF (AND)
THE BORD GÁIS ENERGY THEATRE DUBLIN
A THEATRE ROYAL PLYMOUTH PRODUCTION
SLEEPLESS
THE NEW MUSICAL
Somewhere there's someone for everyone
OPENING IN PLYMOUTH FALL OF 2019 PRIOR TO WEST END PREMIERE

Since its debut in 1993, *Sleepless in Seattle* has earned a spot as one of the best romantic comedies of all time. Receiving both critical and commercial success, the film has grossed over $227 million dollars worldwide[iv] and is listed as one of the top-ten romantic comedies of all time by the American Film Institute (AFI).[v] *Sleepless The Musical* is written by the same original story writer and screenplay co-writer as the movie. The play, which is anticipated to premier in the UK in late 2019, aims to recreate the charm, romance, and wit of the much-loved movie. The producers of *Sleepless The Musical*—David Shor and Michael Rose—believe the film on which the play is based is beloved by many and has become a part of the American—and worldwide—lexicon.[vi]



David Shor will be the show's lead producer and is the Sole Member of Sleepless Musical, LLC. Through Sleepless Musical, LLC, Mr. Shor has secured the exclusive dramatic rights to develop and stage *Sleepless The Musical*. Sleepless Musical, LLC is working with London Management LTD, which is managed by co-producer Michael Rose, to raise additional capital for the production of the musical. The show is expected to open in late 2019 in the UK's Theatre Royal Plymouth prior to a run in the West End of London, home to some of the most famous theatres in the world. [vii] In the future, the producers hope the musical will transfer to the U.S. as well as tour worldwide.

Sleepless The Musical includes a book co-written by Michael Burdette, music by Robert Scott, and lyrics by Brendan Cull. The musical is planned to be directed by Morgan Young with a set designed by Morgan Large, lighting by Tim Lutkin, video design by Ian William Galloway, costume design by Sue Simmerling, wig and hair design by Richard Mawbey, sound design by Avgustos Psillas and Terry Jardine from Autograph, and musical supervision by Larry Blank. In the UK, advertising, marketing, and graphics are planned to be overseen by Dewynters.

Synopsis



Like the much-loved movie, *Sleepless The Musical* is the heart-warming tale of Sam who moves to Seattle with his eight-year-old son Jonah, following the tragic death of his wife. But when Jonah phones a radio show and gets Sam to talk about his broken heart and sleepless nights live on air, he suddenly finds himself one of the most sought after single men in America and a great news story for feisty journalist Annie on the opposite side of the country. It looks like love is in the airwaves, but how do you know if someone is the one for you when you've never even met? *Sleepless The Musical* seeks to add a fresh and lively take to a classic film with a brand-new musical score to bring this romantic comedy to life on stage.

Sleepless in Seattle - The Movie

The American Film Institute lists the 1993 film *Sleepless in Seattle* among the Top 10 Best Romantic Comedies of all time[viii] and the film grossed over $227 million worldwide.[ix] The film was nominated for two Academy Awards, two BAFTA Awards, three Golden Globe Awards, four MTV Movie Awards, one Writers Guild of America Award, and won an American Comedy Award and a Casting Society of America Award.[x] It was at least in part inspired on the 1957 film *An Affair to Remember* starring Cary Grant and Deborah Kerr, cementing the iconic status of the Empire State Building rendezvous.







Past Theatrical Performances – Pasadena Playhouse

The historic Pasadena Playhouse opened the pre-Broadway world premiere of *Sleepless in Seattle – The Musical* on May 24, 2013, which ran for 44 performances over a period of four weeks. Pasadena Playhouse is a LORT (League of Resident Theatres) theater and has enhanced many pre-Broadway/West End productions, including *Sister Act* and *One Night With Janice Joplin*. In addition to the practice of LORT theaters investing in the enhancement and production of the show through "soft dollars" (e.g. staffing, set shop, production team, director and other craftsmen), Pasadena Playhouse made a cash investment in the enhancement and production of *Sleepless in Seattle – The Musical*.







Based on the Columbia Pictures film
SLEEPLESS
IN SEATTLE
THE MUSICAL

THE PASADENA
Playhouse
Performance
TONIGHT at 7PM
Tonight's performance
SOLD OUT!



Use of Proceeds and Production Timeline

The proceeds from this raise will go towards working capital. Working capital will be used for pre-production expenses including the hiring of creative, marketing, and public relations teams within the U.S. to complement the work being done in London by Dewynters and London Management LTD. Proceeds will also be used for administrative and office costs, legal and accounting fees, license and royalty fees, travel to and from London, and other production costs to be incurred prior to the show opening.

The producers plan to start building the set in March 2019 at the Royal Theatre in Plymouth and then open with a ten-day run in late 2019 at the Royal to make any last-minute production changes before transferring to the West End. Discussions and negotiations are underway to finalize the dates and specific West End theatre to which the show will transfer. Upon the completion of the West End run, the Company plans to tour the show in Western Europe before transferring to North America for U.S. and Canada tours. Discussions are underway with theatre owners in other territories (i.e. Asia, U.S., South America, Eastern Europe) for touring productions.

Once the show has opened, Sleepless Musical, LLC in conjunction with the presenting theatre, co-producers, and others will seek to implement a marketing and advertising campaign to advertise tickets to the public. This will include developing marketing and advertising programs, group rates, special offers, and television and print advertisements. The producers plan to launch that campaign once arrangements with a West End theatre are finalized. Additionally, the producers have been in discussions to televise live performances of the show in the UK.

The producers estimate that the final cost to launch the production will be approximately £4 million. Sleepless Musical, LLC is working with London Management LTD to raise £3 million for the production of the musical. Additional capital may need to be raised for a West End launch, the amount of which cannot be determined until actual production costs are finalized. These costs would likely include the build-out of the stages, sets, sound and lighting systems, costumes, casting, and other expenses. Additionally, more capital will be required to tour the show in Western Europe, the U.S., and Canada.

Business Model

The primary source of revenue will be gross receipts from ticket sales. A cast album, other merchandising sales, and licensing fees could generate additional income.

Seats for the showings at the Royal Plymouth Theater are expected to be priced as follows:

Monday through Thursday (7:30pm): £34-£49

Friday (7:30pm) and Saturday (2:30pm & 7.30pm): £39-£54

Pricing for group rates and special offers will also be available.



On June 1, 2017, Mr. and Mrs. David H. Shor executed a Loan Agreement, secured by a second Deed of Trust on a residential real property owned by the Shors, for $1.1 million with lender Strategic Emerging Economics, Inc. ("Strategic") in order to assist with the ongoing production of Sleepless the Musical. The loan carried an interest rate of 11.5% per annum, which under default increased to 23% per annum until such time that the default was cured. The terms of the loan mandated monthly interest and fee payments, with the $1.1 million principal amount due in a single balloon payment on the December 6, 2018 maturity date.

Alleging failure to make the May 1, 2018 payment, Strategic executed a Notice of Default and Election to Sell Under Deed of Trust on June 19, 2018. The Shors maintained (and continue to maintain) that they performed all necessary obligations related to the loan and filed a breach of contract complaint against Strategic and related parties on September 20, 2018. On September 25, 2018, the Shors made an application for a temporary restraining order and foreclosure injunction against Strategic et. al. On September 27, 2018, the temporary restraining order and order to show cause were granted and a hearing set for October 24, 2018.

In November 2018, the Shors and Strategic et. al. agreed to certain stipulations pursuant to a court order compelling arbitration with respect to the disputed Notice of Default.

On December 26, 2018, David Shor filed a voluntary petition for Chapter 13 Bankruptcy in an effort to prevent foreclosure upon the residence that secured the loan with Strategic and on January 9, 2019 filed to convert the case to Chapter 11 Bankruptcy. On February 20, 2019, the Motion to Convert Case was withdrawn, and on February 22, 2019, Mr. Shor requested voluntary dismissal of the Chapter 13 Bankruptcy case. The dismissal order and notice have been filed and are awaiting close.

At this time, the parties have begun arbitration procedures, and counsel for David Shor expects they will be able to initiate hearings starting on or about April 2019.

HISTORICAL FINANCIALS

Please see Exhibit A of the Form C for the past two years of financial statements for Sleepless Musical, LLC. Note, the financial statements have not been audited, nor subjected to financial review by an independent CPA.

The Company has the following debt outstanding:

On June 1, 2018, Sleepless Musical, LLC assumed an accrued liability from Sleepless in Seattle Management, LLC totaling $631,000. The creditors are Mr. and Mrs. David H. Shor and HFMC Corporation (which is owned by David Shor). If and when the Required Initial Production of Sleepless the Musical is fully funded, $300,000 of such debt will be due to Mr. and Mrs. David H. Shor and to HFMC Corporation. The remaining $331,000, plus any additional accrued amounts beyond those subsequently detailed, will be repaid through ticket sales, before Investor recoupment, until the amount is fully paid. As of December 31, 2018, Sleepless Musical, LLC has additionally accrued an $11,800 short-term expense payable to HFMC Corporation and a $50,724 long-term expense payable to David Shor.



Per an agreement signed and dated as of June 14, 2012, between Sleepless in Seattle Management, LLC and Stage Entertainment Productions B.V. ("Stage Entertainment"), Stage Entertainment shall be credited as an Investor for all pre-production expenses paid by Stage Entertainment. This agreement was transferred from Sleepless in Seattle Management, LLC to Sleepless Musical, LLC on December 14, 2015. As of December 31, 2018, Sleepless Musical, LLC has accrued a long-term liability $1,363,725 related to the pre-production expenses paid by Stage Entertainment. This liability will convert into a non-debt investment upon completion of the Required Initial Production of Sleepless the Musical, which may dilute existing Investor rights.

Once the Company fully determines the total financing amount needed to complete Required Initial Production of the Play (i.e., the total capitalization), it will calculate and release a recoupment schedule detailing each Investor's percentage of the total capitalization. For example, if the total capitalization is $12,500,000 and an investor invests $100,000, then such investor's percentage of total capitalization is 0.8%.

PRODUCERS



David Shor, Co-Producer & Sole Member of Sleepless Musical, LLC: David Shor is the founder and CEO of The Shor Group of Companies headquartered in Santa Barbara, California. He has an extensive background in entertainment management, motion picture and live performance production, consulting, and finance. He has served as the Chief Executive of the Shor Group of Companies for over 30 years, serving startup clients as well as multinational companies across numerous industries in the U.S., Western Europe, and the Middle East. He provides leadership and management expertise in the health care, financial services, and entertainment industries.

David is the founder and CEO of David Shor Productions (DSP), headquartered in Santa Barbara, California. DSP is involved in producing live entertainment, motion picture, and television content. David is also a Principal and Managing Partner of Labrador Media Group, a company that provides financing, production, development, and distribution for filmmakers, writers, and other artists, and of Labrador Pictures, a motion picture production company.

David has also served as Executive Producer for The Flying Cranes (cirque performers), Producer for Goodman Productions (live events in Las Vegas), Producer for TJ Productions (live events), Production Adviser/Consultant for Delaware Pictures (motion pictures), and Producer for Liberty Jam Corporation (live concerts). He also represents performers, writers, filmmakers, and other entertainment professionals as manager. David produced and executive produced *Dave Barry's Complete Guide To Guys* (starring John Cleese, Dave Barry, Christine Moore), *We Played Marbles* (documentary production), and the national tour of *National Lampoon Live*.



Michael Rose, Co-Producer & Manager of London Management LTD: Michael Rose has been producing for over 30 years. Productions include: *Chitty Chitty Bang Bang* (London Palladium, Broadway, UK Tour, Dublin, and Singapore), *A Steady Rain* starring Daniel Craig and Hugh Jackman (Schoenfield, Broadway) *Footloose* (Novello), Duke Ellington's *Sophisticated Ladies* (Gielgud), Pam Gem's *Marlene* (Lyric), *Sweet Charity* (Victoria Palace), *Irving Berlin's White Christmas the Musical* (venues across the UK and Ireland), *Chariots Of Fire* on stage (Gielgud), *Aladdin* starring Lily Savage, *Once* (Phoenix Theatre) and *Strangers on a Train* (Gielgud). More recently, he helped produce *Irving Berlin's White Christmas the*



Musical (Dominion Theatre), *Elf* the Broadway Musical (Dominion), and *Big the Musical* (Plymouth Theatre Royal and the Bord Gais Energy Theatre, Dublin).

CREATIVE TEAM

Morgan Young, Director: Morgan graduated from the Bird College of Performing Arts in 1977 and has performed in several musical shows and films including *Marilyn* at the Adelphi Theatre, *Dear Anyone* at the Cambridge, and *Absolute Beginners,* and a Zucker Brothers film *Top Secret*. He recently directed and choreographed *BIG the musical* (Plymouth & Dublin) and directed *Elf the Musical* (Theatre Royal, Plymouth and Bord Gais Energy Theatre, Dublin). Other directorial credits in the UK include the following: *Tomfoolery*, *Peter Pan, Beauty and the Beast*, *Aladdin*, *Santa Claus and the Return of Jack* Frost, and *Cinderella* at the Mayflower Southampton. He is also the Resident Director on *La Cava* at the Victoria Palace. Morgan also directed *Me & My Girl* and *Singin' in the Rain* at Lincoln's Theatre Royal.

Larry Blank, Musical Supervisor: Larry Blank is a prolific composer, conductor, and orchestrator in the entertainment industry. His work has been presented all over the world, including on Broadway and at Carnegie Hall, as well as through television and film projects. He was the music director/conductor and/or vocal arranger for many shows including the following: *They're Playing Our Song, Evita, Sugar Babies, La Cage Aux Folles*, *Phantom Of The Opera, Onward Victoria, Copperfield*, *Colette*, *A Chorus Line,* and *A Little Night Music*. He has been nominated three times for the Tony award for his orchestrations in *The Drowsy Chaperone*, *Irving Berlin's White Christmas*, and with Marc Shaiman for *Catch Me If You Can.* Larry has also contributed to the orchestrations for both the stage and film production of *The Producers* and for the film of *Chicago.* He is also the music director and orchestrator (along with Mark Cumberland) for the Olivier Awards in London.

Robert Scott, Composer: Robert trained at the Royal Scottish Academy of Music and Drama. He has served as musical director for numerous UK theatre productions including: *Mack and Mabel* (Chichester Festival Theatre/ National Tour), *A Date with Doris* (Cork Opera House/ The National Concert Hall Dublin- Irish Tour), *Singin' in the Rain* (Chichester Festival Theatre/ Palace Theatre/ International Tour), *White Christmas* (Edinburgh, Cardiff, Dublin, Manchester), *Carousel* (Chichester Festival Theatre), *Funny Girl* (Minerva Theatre, Chichester), *Chitty Chitty Bang Bang* (London Palladium, UK Tour, Hilton Theatre New York, US Tour), *She Loves Me* (Savoy Theatre London), *Me and My Girl* (Adelphi Theatre London), *Radio Times*, *Oliver!* (UK National Tour and Toronto), and *Crazy for You* (UK National Tour).

Other productions throughout the UK include*: Into the Woods* (RSAMD 150th Anniversary Production), *Closer Than Ever* (Buxton Opera House & Manchester Library Theatre European Premier), *A Funny Thing Happened ...* (Piccadilly Theatre London), *Seven Brides for Seven Brothers* (Leicester Haymarket Theatre and Plymouth Theatre Royal)*, Cabaret* (Crucuble Theatre Sheffield)*, Annie* (Liverpool Playhouse Theatre), *Mr. Cinders* (Fortune Theatre London), *You're a Good Man Charlie Brown* (Princess Theatre Stockholm), and *The Wizard of Oz* (RSC Version and Leicester Haymarket Theatre).

Brendan Cull, Lyricist: Brendan has been working in and around professional theatre for the last 13 years. He trained professionally at the Arts Educational Schools London gaining a BA (Hons) in Musical Theatre and has performed a varied body of work ever since. His performing credits include *Spamalot* (Palace Theatre), *Singin' in the Rain*, *Flashdance* (Shaftesbury Theatre), *White Christmas* (the Dominion), and, most recently, *The Book of Mormon* (Prince of Wales Theatre). Brendan wrote and directed *A Date with Doris* which has toured venues in Ireland including Cork Opera House, the National Concert Hall, Dublin and, the National Opera House,



Wexford. He is also writing books and lyrics for *The Monster Bride* and *The Canterville Ghost* and a book for *The Hundred-Year-Old Man who Climbed out of a Window and Disappeared*.

INDUSTRY AND MARKET ANALYSIS

In the UK, theatre ticket revenue reached nearly £1.28 billion in 2018, drawing in audiences of over 34 million people across 62,945 performances. These figures include data from both the West End and across the UK. Theatre performances included musicals, plays, and other entertainment (opera, dance, performance, and entertainment). London's West End theatre industry is attracting larger audiences than ever, having hit a record year in attendance. In 2018, West End theatres generated more than £765 million in revenue and drew in audiences totaling of over 15.5 million people across 18,708 performances. In the West End, the average amount paid per ticket was £49.25 in 2018, up 5.5% year-over-year. Musicals generated roughly £504 million, up 15.4% year-over-year, and were attended by more than 9.4 million individuals, a year-over-year increase of 8.2%.[xi] Known as London's "Theatreland," there are roughly 40 theatres located in the West End.[xii]

During the 2017/2018 season, gross revenue of all Broadway shows in New York including musicals, plays, and specials totaled approximately $1.70 billion. These musicals and plays were performed across 40 professional theaters with over 500 seats, and were attended by 13.79 million people. The majority of this audience, 11.45 million people, attended musicals. Revenue from musicals performed on Broadway has grown by more than 75% over the last 10 years. In the 2017/2018 season, musicals performed on Broadway generated over $1.44 billion in gross revenue, up from $820.41 million in the 2007/2008 season. The average amount paid for admission in the 2017/2018 season across all categories was $123.07. The average amount paid on admission for musicals was slightly higher at $125.70.[xiii]




Dirty Dancing: *Dirty Dancing – The Classic Story On Stage* was first performed in Sydney, Australia at the Theatre Royal in November 2004. The production then toured Australia and New Zealand, selling out shows over 18 months. In March 2006, a new production opened at the Theater Neue Flora in Hamburg, Germany, where it broke records for the highest advanced ticket sales in European history. *Dirty Dancing – The Classic Story On Stage* broke more records in London where it opened in October 2006 at the Aldwych Theatre. The production began previews with £11 million in advance sales – a West End Theatre record at the time. It ran sold-out performances for six months and is the longest running show in Aldwych theatre history. Between 2011 and 2013, the musical completed a nationwide tour across the UK and Ireland, which was seen by over one million people. The show has gone on to perform in Toronto, Canada, Utrecht, Holland, Chicago, Boston, LA, Johannesburg, and Cape Town. The show ran from April 2009 to November 2010 in Berlin, Germany, and was the longest running show in the history of the Potzdamer Platz theatre. *Dirty Dancing – The Classic Story On Stage* returned to tour North America in August 2014, opening at the National Theatre, Washington, D.C.[xiv] It went on to play at over 80 cities. In October 2017, a new production opened at the Harris Center in Folsom, CA.[xv]

Billy Elliot: *Billy Elliot the Musical* premiered on London's West End in 2005 at the Victoria Palace Theatre. Its last show there was in April 2016. Over that time, it was seen by over 5.25 million people and nearly 11 million people worldwide, and grossed more than $800 million worldwide and won over 80 theatre awards internationally. The show also ran on Broadway, where it won the Tony Award for Best New Musical, and was also shown in Sydney, Melbourne, Chicago, Toronto, Seoul, the Netherlands and São Paulo in Brazil.[xvi] To date, it has been seen by almost 12 million people across five continents. The first Japanese-language production premiered at the Akasaka ACT Theatre, Tokyo in July 2017, and a South Korean production ran through April 2018.[xvii]

Legally Blonde: The Broadway production of *Legally Blonde* began in April 2007 and ran for 30 preview performance and 595 regular shows before closing in October 2008 at the Palace Theatre. Its first U.S. tour began in September 2008 through which it scheduled showings in 35 cities across the country.[xviii] The Broadway production was nominated for seven Tony Awards and ten Drama Desk Awards, and grossed over $56 million.[xix] During the week that ended on June 24, 2007, the Broadway production grossed more than $1 million in weekly ticket sales. In January 2010, The West End production premiered at the Savoy Theatre. It became one of the most popular shows on the West End, closing in April 2012 after 974 performances. A national tour across the UK ran from July 2011 to October 2012. Outside of the UK, the musical has also been produced in Australia, France, South Korea, Sweden, Austria, the Philippines, and Panama.[xx]

Sister Act: *Sister Act the Musical* began initial engagements at the Pasadena Playhouse in Los Angeles. At the Pasadena Playhouse, tickets sales set a theatre record, reaching $1,085,929 as of December 7, 2006. It ran through December 23, 2006 after which it transferred to Atlanta's Alliance Theatre in January 2007.[xxi] *Sister Act* premiered on London's West End in June 2009.[xxii] The West End production closed in August 2012, after 561 performances. The musical also launched two tours: one in the UK and Ireland that ran from October 2010 to October 2012, and one in North America that opened during the fall of 2012. *Sister Act the Musical* has also been produced in Germany, Italy, the Netherlands, Australia, South Korea, and Mexico. It opened on Broadway at the Broadway Theatre in April 2011.[xxiii] The musical ended its Broadway run in August 2012 after 28 preview performances and 561 regular shows[xxiv] and grossed over $52 million.[xxv]



Security Type: Net Operating Profit Participation Rights
Round Size: Min: $25,000 Max: $107,000
Payment Provision: Net operating profits (that is, gross receipts in a performance week plus other sources of income such as subsidiary rights income, cast album and merchandising receipts, interest income, licensing fees for additional companies, etc., less all operating expenses) will first be paid to Investors until the they have recouped, *pro rata* and *pari passu* with one another, their aggregate investment. Following Investor recoupment, 50% of the adjusted net profits (that is, net profits less any contractual "off-the-top" net profit payments due to third parties, including but not limited to: cast salaries, union and guild charges, and orchestra salaries) derived from the presentation of the Play will be allocated to the Investors. The other 50% will be allocated to the producers. Please review the Investment Agreement for additional information.

[i] https://www.visitlondon.com/things-to-do/london-areas/west-end/things-to-do-in-the-west-end
[ii] https://www.boxofficemojo.com/movies/?id=sleeplessinseattle.htm
[iii] https://www.afi.com/10top10/category.aspx?cat=2
[iv] https://www.boxofficemojo.com/movies/?id=sleeplessinseattle.htm
[v] https://www.afi.com/10top10/category.aspx?cat=2
[vi] https://variety.com/2018/film/news/sleepless-in-seattle-25th-anniversary-meg-ryan-tom-hanks-1202851688/
[vii] https://www.visitlondon.com/things-to-do/london-areas/west-end/things-to-do-in-the-west-end
[viii] https://www.afi.com/10top10/category.aspx?cat=2
[ix] https://www.boxofficemojo.com/movies/?id=sleeplessinseattle.htm
[x] https://www.imdb.com/title/tt0108160/awards
[xi] https://solt.co.uk/about-london-theatre/press-office/2018-box-office-figures-released-by-society-of-london-theatre-and-uk-theatre/
[xii] https://www.visitlondon.com/things-to-do/london-areas/west-end/things-to-do-in-the-west-end
[xiii] https://www.statista.com/statistics/193006/broadway-shows-gross-revenue-since-2006/
[xiv] http://us.dirtydancingontour.com/about/the-history/
[xv] https://www.broadwayworld.com/article/DIRTY-DANCING-THE-CLASSIC-STORY-ON-STAGE-North-American-Tour-Finds-Its-Johnny-and-Baby-Cast-Dates-Set-20170914
[xvi] https://www.londontheatre.co.uk/theatre-news/news/west-ends-billy-elliot-to-close-in-april-2016
[xvii] http://billyelliotthemusical.com/
[xviii] https://www.broadway.com/buzz/97717/legally-blonde-sets-broadway-closing-date/
[xix] http://www.playbill.com/production/legally-blonde-palace-theatre-vault-0000009139
[xx] https://www.mtishows.com/show-history/1697
[xxi] https://www.broadwayworld.com/los-angeles/article/Sister-Act-Sets-Pasadena-Playhouse-Record-20061208
[xxii] http://www.playbill.com/article/sister-act-musical-opens-at-the-london-palladium-june-2-com-161427
[xxiii] https://www.mtishows.com/sister-act
[xxiv] https://web.archive.org/web/20120622044149/http://www.playbill.com/news/article/167295-Broadways-Sister-Act-Will-Kick-the-Habit-Aug-26
[xxv] http://www.playbill.com/production/sister-act-broadway-theatre-vault-0000013729

EXHIBIT C
Subscription Agreement

THE SECURITIESARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.
THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Sleepless Musical LLC
3905 State Street; Suite 7-237
Santa Barbara, CA 93105

Ladies and Gentlemen:

The undersigned understands that Sleepless Musical, LLC, a limited liability company organized under the laws of Delaware (the "Company"), is offering up to $107,000.00 in Net Operating Profit Participation Rights (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C, dated March 5, 2019 (the "Form C"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof, the Investor Agreement, which is attached hereto as Exhibit A, and the provisions of the Form C, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. pacific standard time on April 22, 2019, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Evolve Bank & Trust Co. (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

   a) The Company is duly formed and validly existing under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

   b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.

i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.

i. The undersigned has received a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, MicroVenture Marketplace, Inc., or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, MicroVenture Marketplace, Inc. or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, MicroVenture Marketplace, Inc. nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, MicroVenture Marketplace, Inc. nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.

The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of Undersigned.

The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.

i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the

Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: (i) the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing and (ii) the Company shall have countersigned the Investor Agreement in the form of Exhibit A hereto.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in Delaware, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	Sleepless Musical LLC 3905 State Street; Suite 7-237 Santa Barbara, CA 93105 Attention: David Shor

with a copy to:	BEVILACQUA PLLC 1050 Connecticut Avenue, NW Suite 500 Washington, DC 20036 Attention: Louis A. Bevilacqua, Esq.
If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

| **PURCHASER (if an individual):** |
| By_____
Name: |

| **PURCHASER (if an entity):** |
| _____
Legal Name of Entity

By_____
Name:
Title: |

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

| **Sleepless Musical LLC** |
| By_____
Name:
Title: |

EXHIBIT A

See Exhibit D of Form C

EXHIBIT D
Net Operating Profit Participation Rights Agreement

SLEEPLESS MUSICAL, LLC
3905 STATE STREET, SUITE 7-237
SANTA BARBARA, CALIFORNIA 93105

Dated as of_____, 2019

[Investor]
[Address Line 1]
[Address Line 2]

RE: <u>"Sleepless - The New Musical"</u>

Dear [<u>Investor</u>]:

The following sets forth the terms of the agreement between [<u>Investor</u>] ("**you**") and Sleepless Musical, LLC ("**us**" "**we**" or "**the Company**"):

WHEREAS, we have secured the dramatic rights to produce a musical play (the "**Play**") based upon the original story and screenplay of the motion picture "Sleepless In Seattle" from Tri-Star Pictures;

WHEREAS, we have engaged Michael Burdette to adapt the original libretto, and Robert Scott and Brendan Cull to write the music & lyrics (the foregoing collectively being referred to herein as the "**Dramatists**"), and intend to engage other creative artists;

WHEREAS, in order to engage the Dramatists and other creative artists as contemplated above and ready the Play for commercial production, it is necessary for us to raise development funds;

WHEREAS, we anticipate other developmental costs, including but not limited to travel expenses, legal, accounting and general management fees, studio and workshop costs, option fees and advances and other pre-production developmental costs and expenses; and

WHEREAS, in order to raise such developmental funds, we are offering an investment of up to $107,000.00 in Net Operating Profit Participation Rights of Sleepless Musical, LLC, in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended and pursuant to Regulation CF, as further set forth in the Subscription Agreement by and between the parties hereto, dated as of even date herewith (the "Offering").

NOW, THEREFORE, you and we hereby agree as follows:

1.   <u>Investment.</u>

a)   You agree to contribute a total of $XX,XXX (your "**Investment**") toward the development activities for the Play, payable on execution hereof.

You will deposit the Investment in an escrow account with Evolve Bank & Trust Co., and such funds shall be available upon the closing of the Offering. We intend to use your Investment

1

for working capital purposes which may include payment for development purposes such as: (a) payment of advances or fees to the Dramatists and underlying rights owners; (b) payment of advances and fees to the director and other members of the creative team, related salaries and reimbursement of their expenses; (c) payment for legal, accounting, general management and other professional advisors and office operation and other operating costs; (d) preparation of offering documents for additional fund raising; (e) preparation of demonstration materials, such as recordings of the music and lyrics; (f) payment of mounting costs for one or more readings or workshops of the Play; (g) enhancement of an out-of-town regional production, (h) payments for travel, lodging and meal expenses that we may incur in the course of development activities; and (i) payment of other business expenses that are incurred in the operation of our business.

b)   There may be additional contributors who provide financing during the development or pre-production phases on a basis identical, similar to, or different to or from that set forth herein.

2.   <u>Investor Compensation.</u>

a)   Consistent with industry practice, net operating profits (that is, gross receipts in a performance week plus other sources of income to the Company such as subsidiary rights income, cast album and merchandising receipts, interest income, license fees for additional companies, etc., less all operating expenses) will first be paid to the investing members or limited partners of the Company (the "**Investors**") until the Investors have recouped, *pro rata* and *pari passu* with one another, their aggregate investment. Following Investor recoupment, fifty percent (50%) of the adjusted net profits (that is, net profits less any contractual "off-the-top" net profit payments due to third parties) derived from the presentation of the Play (i.e., fifty (50) "points") will be allocated to the Investors, with the other fifty (50) producer points allocated to the Managers.

b)   In consideration of your Investment:

2.b.1   With respect to the first (up to) One Hundred Thousand Dollars ($100,000) of your Investment, you will be entitled to one (1) producer point for every four (4) Investor points to which you are entitled (i.e., a "**1-for-4**" deal). By way of illustration, if the total capitalization is Twelve Million Five Hundred Thousand Dollars ($12,500,000), then for the first One Hundred Thousand Dollars ($100,000) of your Investment (i.e., 0.8% of the total capitalization): (a) as an Investor you shall be entitled to eight-tenths of one percent (0.8%) of the fifty (50) points allocated to the Investors (i.e., four-tenths of one percent (**0.4%**) of one hundred percent [100%] of the adjusted net profits); *plus* (b) you shall further be entitled to two-tenths of one percent (0.2%) of the fifty (50) points allocated to the producers (i.e., one-tenth of one percent (**0.1%**) of one hundred percent 100% of the adjusted net profits); and

2.b.2   With respect to the share of your Investment in excess of One Hundred Thousand Dollars ($100,000), you will be entitled to one (1) producer point for every three (3) Investor points to which you are entitled (i.e., a "**1-for-3**" deal). By way of illustration, if the total capitalization is Twelve Million Five Hundred Thousand Dollars ($12,500,000) and your Investment is Two Hundred Fifty Thousand Dollars ($250,000), then for the next One Hundred Fifty Thousand Dollars ($150,000) of your Investment (i.e., 1.2% of the total capitalization): (a) as an Investor you shall be entitled to one and two-tenths percent (1.2%) of the fifty (50) points allocated to the Investors (i.e., six-tenths of one percent (0.6%) of one hundred percent 100% of the adjusted net profits); plus (b) you shall be further entitled to four-tenths of one percent (0.4%) of the fifty (50) points allocated to the producers (i.e., two-tenths of one percent (0.2%) of one hundred percent 100% of the adjusted net profits).

3.   Risk. You understand that a contribution at this early stage of development is high-risk capital. You are authorizing immediate use of your Investment and waiving a right of refund. If development or pre-production of the Play is abandoned at any stage, for any reason whatsoever, or the Company is never organized or fully capitalized, then our sole obligation will be to furnish you with an accounting showing the portion spent of your Investment and to return to you any unused balance *pro rata* with other similarly-situated Investors. That is, in such event you may receive none of your Investment back, and it may be a total loss.

4.   Representations and Warranties.

a)   You represent and warrant that: (a) you are at least eighteen (18) years of age; (b) you have been informed of, understand, and accept the investment risks inherent with respect to live stage theatrical productions; and (c) you are acquiring your interest for investment purposes only and not with a view to the resale or distribution thereof.

b)   You acknowledge that the risk of loss is high and that you are prepared for the possibility of total loss of your Investment and that you are able to fully bear such loss. You confirm that no promises of any kind have been made to you concerning the likelihood of success of the Play or return to you of any of your Investment or payment to you of any net profits from the Play.

c)   You acknowledge that you are aware that the Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration.

5.   Management; Press. You will not be a Manager and will not have any decision-making authority with respect to the development and production of the Play. You will not hold yourself out as a Manager nor issue press releases or other public statements (including, without limitation, via social media) suggesting you are a Manager or decision-making producer. Furthermore, until the full amount of the Investment is contributed, you shall not make any statements or represent to any third parties that you are an investor in the Play. Any and all press releases or content on your website or in any other form regarding the Play shall be strictly prohibited.

6.   Indemnification. It is acknowledged that you have no approval rights with respect to the Play nor shall you have any responsibilities or obligations with respect thereto, except as set forth herein. Your total liability in connection with the Play is limited to the amount of your Investment. We agree to indemnify you from and against any and all claims, liabilities or expenses, including reasonable attorneys' fees arising out of any claims by third parties which may arise hereunder unless arising from your acts or omissions.

7.   Binding Agreement; Modifications. This Agreement may not be modified except by a written instrument signed by us and you. Our agreement hereunder may not be modified orally.

8.   Additional Investment. At such time when we are ready to raise the full production requirements of the Play, you shall be given the first opportunity to contribute an additional amount toward the total capitalization of the Company proportionate to the amount your Investment hereunder bears to the aggregate front money contributions raised by us, it being understood that your right to make the additional contributions to Company shall be subject to you and us reaching an agreement in good faith with respect to the financial and other terms of the additional investment.

9.   Governing Law. This Agreement shall be governed and enforced in accordance with the laws of the State of California applicable to contracts made and to be entirely performed therein without regard to its conflicts of laws principles. The State and Federal courts of California shall have sole and exclusive jurisdiction over any disputes which arise hereunder. In the event any action is commenced for the enforcement of this agreement, then reasonable attorney's fees and expenses shall be recoverable by the prevailing party.

[Signature Page Follows]

10.   Signatures. This Agreement may be executed in counterparts, all of which counterparts, when taken together, shall constitute a complete agreement. Facsimile signatures or signatures scanned and transmitted electronically (e.g., by .PDF, .TIFF, .GIF, .JPEG, .BMP or similar computer files) shall have the same force and binding effect as original signatures. If this letter correctly sets forth your understanding, please sign and return one copy of this letter to us.

Sincerely yours,

Sleepless Musical, LLC

By: David Shor, its Manager

I have read and understand the foregoing, and I agree to all of the terms of this letter.

AGREED:

[Investor]

Signature:_____

Print Name:_____

Title:_____

SSN or Tax ID:_____

Contact Phone Number:_____

Contact E-mail:_____

EXHIBIT E
Webinar Transcript

Brett Andrews:	Hi, everybody. This is Brett Andrews with MicroVentures. Thank you all for joining us today. Today we'll be hearing from David Shor, co-producer and sole member of Sleepless Musical LLC. David Shor is the founder and CEO of the Shor Group of companies headquartered in Santa Barbara, California. He has an extensive background in entertainment management, motion picture and live performance production, consulting, and finance. He has served as the chief executive of the Shor Group of companies for over 30 years, serving startup clients as well as multinational companies across numerous industries in the US, Western Europe, and the Middle East. He provides leadership and management expertise in the healthcare, financial services, and entertainment industries.
Brett Andrews:	David is also the founder and CEO of David Shor Productions, also known as DSP, which is also headquartered in Santa Barbara, California. DSP is involved in producing live entertainment, motion picture and television content. David is also principle and managing partner of Labrador Media Group, a company that provides financing, production, development and distribution for filmmakers, writers, and other artists, and of Labrador Pictures, a motion picture production company.
Brett Andrews:	Lastly, David has also served as Executive Producer for the Flying Cranes, producer for Goodman Productions, producer for TJ Productions, production advisor and consultant for Delaware Pictures, and producer for Liberty Jam Corporation. He also represents performers, writers, filmmakers and other entertainment professionals as a manager. David produced and executive produced Dave Barry's Complete Guide To Guys, which starred John Cleese, Dave Barry, and Christina Moore, We Played Marbles, a documentary production, and the national production of National Lampoon Live. How are you doing today, David?
David Shor:	Doing great.
Brett Andrews:	Great.
David Shor:	Thank you.
Brett Andrews:	Yeah. Thanks for joining us. So just some ground rules, real quick. David is going to spend about 10 minutes or so giving us the background on Sleepless the Musical, which is his newest production. We encourage you to send in questions. If you go to Webinar Control Panel which should be on your screen right now, there's several tabs. One's titled Questions. If you click there, you should see a window where you can submit them.
Brett Andrews:	Feel free to submit while David is speaking. They won't interrupt him, they're only going to go to me. When David is finished, I'll go into Q&A and we'll cover the questions that are submitted, and field any others that anyone else has. So, with that, I'll let you take it away, David, and introduce everyone to Sleepless the Musical.

David Shor:	All right. Thank you very much for your time this morning. Let me dive right into Sleepless. As some of you may be aware, this show has been in development, and in various stages of development, for a number of years, which is not atypical, particularly for a musical. The genesis of the project was that my former partner, who's now retired, was the original story writer of Sleepless In Seattle. He sold his spec script to what was TriStar Pictures at the time, which became Columbia Pictures, and then Sony. And, of course, when you sell a spec script to a studio, the studio always owns the name, the title.
David Shor:	In this particular case, the dramatic rights, or what are called separated rights, were not part of the acquisition of the working story by Sony. I'm going to refer to them as Sony, even though there was the progression, as I said, from TriStar to Columbia to Sony. So, around eight years ago, I think, the separated rights had still been basically unexploited, and we decided to convert that from, essentially, separated rights, into a musical.
David Shor:	There begins the work. It's a long, arduous process. The show was originally entitled Sleepless In Seattle the Musical, and we developed under that name for several years. We paid royalties to Sony for the use of the name of the show. And I'll come back to all the various steps that are necessary in order to bring a show like this up, but suffice it to say, it's very expensive, very complicated, and it's a very long process, when you think of the fact that you're taking words on a page, and developing not just a dramatic exploitation of those words, but integrating music, none of which is soundtrack music. This is anything but what's known as a jukebox musical.
David Shor:	Over the course of several years, during the development, as I said, some internal things occurred. Our original writer decided that he really didn't want to write any more. And we brought in a new writer. Actually, several new writers. New lyricist and composer. And we changed the name from Sleepless In Seattle to Sleepless the new musical. And in our materials, we say, "Based upon the movie produced by Columbia Pictures Corporation."
David Shor:	As I said, there's several steps when you develop a show like this. Those involve ratings, workshops, and I'm going to explain what those are so that you can understand why it's so expensive, and why it takes so long. So, generally, here is the scenario. A writer, or a group of writers, or dramatists, as we'll refer to them as dramatists, or authors, usually include the book writer which is essentially the script, and then a composer, and a lyricist. And they write the music, compose the music, and write the lyrics. And, of course, those lyrics, and musical compositions, provide entrance and exit ramps from the story, and from the script.
David Shor:	So, it has to be an integrated piece. You can't just all of a sudden musicalize. The music tells a story, or it tells part of a story, or carries the story forward, and it's an integral part of the production. We went through a variety of music writers, that would be composers and lyricists, and we had a hard time getting that

right. Right is a term I'll use to define my and my team's satisfaction with it. Again, it's a very difficult, complicated process.

David Shor: You go through readings, and these processes are all described and prescribed by the Dramatists Guild. For instance, there are table readings, where there isn't anyone present but certain cast and the writers and producers, but then there are stage readings. Stage readings are in front of a small audience. When I say small, I think it is typically probably between 50 and 100 people there. You're allowed to have one or two musical instruments, that's it. So, kind of like a piano and a bass. You can't use props. You can use chairs and music stands as props, but that's it. And these are all rules of the Dramatists Guild.

David Shor: However, depending upon the show, you do attract top talent, because the artists who are members of the Dramatists Guild, and of the other guilds, have a certain amount of time set aside where they work for skill, and they perform readings and workshops.

David Shor: Our first reading was in New York. I think it was in 2011 or '12, but I could be wrong there. That was our first stage reading. As producers, we watch and feel. We watch the audience and feel the show. It's the first time that we're feeling the show stood up in front of an audience, even though it's a small audience. And by the way, you can only have 21 hours total, so that includes rehearsal time. And we watch and learn, and when that's over, go back to the drawing boards, make modifications, make revisions, do things like select different composers and lyricists, and we're back in development at that point.

David Shor: So, we did, as I said, three readings. One in New York, one in Los Angeles, and one in London. There's also a process called workshops, and there is one called a three-week workshop. So, it's exactly what it implies. You can have a little bit of a larger audience. You can have a little bit more flexibility in terms of props. Not very much, but that's a three-week process. That's where you really start to get a sense of where things are in the development of the show, and what changes really need to be made. And we did two of those, one in Los Angeles, one in London.

David Shor: Then, last but not least, is an enhancement. The enhancement is typically done with a developmental theater. We chose a LORT theater, which was the Pasadena Playhouse. Essentially the producers turn over the reins to the developmental theater, and the definition of developmental theater is very specific. They have to have certain full-time cast members. They have to be able to build out sets. They have to have a carpentry shop. There's a whole set of requirements. In fact, there are only 26 LORT theaters in all of the US, and I think there's two, possibly three in the state of California. So there aren't many, and they're spread out.

David Shor: The theater will usually take the enhancement and include it for their subscribers as a special attraction, and bottom line is, we pay for the enhancement. We pay all the money that it takes for the theater to produce the show, but it's their production, and typically the ticket sales go to the theater. So, the theater directs the show. The theater puts up the show. The theater advertises and promotes the show. We get to pay for it. They get to keep the money. At the end of the day, we have a production, in our case, that's seen by 44 audiences, and then we know what we have, and what we have to do to be able to take the show to a first-class theater, that being first-class theater defined by either Broadway or the West End of London.

David Shor: That brings us to where we are now. We are going to do a shakeout of the show this fall at the Royal Theatre in Plymouth, just about, I think, 10 performances, something like that. The build out for sets begins this week, actually. And we will transfer to a West End theater, to be announced shortly after that shakeout series of performances in Plymouth.

David Shor: So, that's where we are today. That's a background. I'm happy to take any questions that you would like to pose, and I hope I've used part, if not all, of my 10 minutes, but if not, we'll move right along here.

Brett Andrews: Thanks, David. I really appreciate that. That was a good, I think, informative background of how the theater industry works. Real quick, before we jump into Q&A, we did have some people joining us a little late, so I just want to remind folks that they can submit questions over on the questions tab, and then I will moderate them and present them to David, and he can answer whatever he can.

Brett Andrews: So, I want to kind of kick it off, just to understand the process from this point on a little bit more. I think you gave a good background of the stint that it did at the LORT theater, at the Pasadena Playhouse, back in California. So, you mentioned you're building out the sets, I think you said next week, and then you're planning to do a shakeout of the show in the fall. One, can you describe a little bit about exactly what a shakeout is and how it differs from what you did at the LORT theater? And then fill us in what happens in between the build out of the sets and to that point in the fall.

David Shor: It's a very similar process as an enhancement.

Brett Andrews: Okay.

David Shor: The difference is from our point of view the show is now complete, at that point. We have a complete package. The music's been orchestrated and arranged. The music and lyrics are in place. The story and the book is finished. And simply what we're doing is we're having something that is, I guess, best described as a performance that is between a series of rehearsals and a fully-open show. So that's the best way I can describe it. The terms are very similar, although in this case, the Royal Theatre is a long-term participant in the show. So, they have a best interest. A lot of shows transfer from the Royal Theatre to the West End. It's a pre-West End theater, similar to what a LORT theater is, but actually different in the fact that so many of their shows transfer from their theater to the West End.

Brett Andrews: Understood. Is there a certain type of response you have to see from the Royal Theatre in order to make it to the West End? Or it's just a process that you've got to go through as part of a step up?

David Shor: Well, you don't have to go through any of these processes. It's just that's the prescribed way to bring up a musical. For instance, the show Wicked, the lead producer and writer of that show, Stephen Schwartz, told me that they did 70 readings and workshops. 70. We've done, I don't know, I guess if you tally up everything, 10. So, they did 70. Now, it's a much larger show. Ours is an intimate musical. But still, they did 70 developmental productions of the show.

David Shor: I'm not sure how many years they were in development, but it was a lot of them. And it's a live performance. You get one chance to get it right, because if you don't get it right, your chances of success are diminished significantly. It's just a process that you have to go through. And if you rush it or force it or don't do it, you're taking shortcuts that could lead to very dangerous places.

Brett Andrews: Totally understood. That makes a lot of sense. We've got a question about who ended up writing the music. You mentioned during the presentation that, early on in the process, you and your co-producers were totally pleased with the ... I don't know if you said composition, or it was the lyricist, but maybe talk a little bit about the team and who you guys ended up settling on, and give us a little bit on their backgrounds.

David Shor: Okay. Because of the screen, I can't ... Let me see if I can get a book out here. I don't want to forget anybody. But the final composers of the music and the lyrics are done by Robert Scott and Brendan Cull. Robert Scott and Brendan Cull are both British, and between the two of them, have done a very long series of shows. Their backgrounds, you can find ... I believe their backgrounds are contained in the materials that are on your site, but I'm not sure. I can [inaudible 00:21:53] through their backgrounds, but that's who we settled upon.

David Shor: We started out, in the beginning, with a gentleman, Leslie Bricusse, who has a songbook like the Manhattan telephone book. He's a very well-established, very successful writer, music writer and lyricist, and we felt as though we wanted to try to integrate a younger, more modern style than the music that Leslie wrote for us. By the way, each one of these hiccups could cost a year. If you think about the fact that you have a composer-lyricist in place, you change horses, which means everything about the music and the lyrics change, it has to be integrated into a story, and you're essentially starting over in terms of the creative process.

David Shor: So, we started with Leslie, went through a variety of composers and lyricists, and wound up, at the end, when we decided to produce the show in the UK,

	Michael Rose, our co-producer, introduced me to Robert and to Brendan, and we brought them on. They have written the score for the show.
Brett Andrews:	Great. Yeah. And just to reiterate something you touched on there, we do have a lot of this information on the MicroVentures site, if you go to the Sleepless campaign page. I'm going to point people there near the end, as well, but yeah, you can see there's quite a bit of info on their back catalog and the productions that they've been involved in.
Brett Andrews:	Along the lines of the songs, we got another question here. "Is there any way to hear any of the songs now?" This person joined on a little late, but I don't think we touched on that. I know that is part of a big piece of the business model, I'm sure at least, is the music after the fact. Do you ever release the music prior to the production? Or does the music come ... Do you wait until the play is launched in order to release the music?
David Shor:	We wait. We're still ... It's April. The show opens in October, and we're still doing things to it, and will continue to do things to it until we open the show. When the second performance happens, it may be marginally different than the first one. It's a continued development process, until the script and the ... What happens is, at a point in time, the show gets frozen. And parts of that have to do with union stipulations, but they make sense. That is that you declare the script frozen, and there are no further variations allowed from it. That's it. The script is the script. It's the written script. Same with the music and lyrics. And that's your show. So, that happens way down at opening time.
Brett Andrews:	Okay. That makes sense. Back to the question we had before about what takes place between now and your ... I forgot what the term was. Your shakeout that starts in October. I know you mentioned building the sets, and then I think there's obviously a little general tweaking with the songs and other things, but is there any other big milestones that come between now and October?
David Shor:	Yeah. They have to do with the business side. The Royal Theatre will at some point announce the show as part of their upcoming season, and they'll go into presales, and then that has to be integrated with the West End theater, because shortly thereafter, the West End theater will go into presales. And that's a very important process. That's being handled by DeWinters Corporation, which is one of the biggest ad, marketing and booking agencies in the world. That's all being coordinated by the folks in the UK with DeWinters.
Brett Andrews:	Gotcha. Okay. We got another question here. Is this investment considered front money? Do we get a right to invest in a potential larger raise for West End or Broadway?
David Shor:	It's considered front money. What I'll call the capitalized portion of the show, which would be the West End production, it's already raised, and it's raised through ... And I can't describe it in detail. I can describe it loosely. Michael Rose

would have to describe it more detail. But essentially there is a vehicle in the UK for high net worth individuals to be able to invest in high-risk businesses. Shows like ours included.

David Shor: They have a dollar-for-dollar, or pound-for-pound tax advantage for doing so, and it's a way to promote business in the UK. And it's a way to fund, if you will, the performing arts, and these are administered through great, big accounting firms like Ernst & Young, or Pricewaterhouse would be here.

David Shor: I apologize, I don't remember the name of the fund. I'll try to look it up while we're on here. But in any event, that package has already been developed, and that package will fund the first-class production on the West End.

Brett Andrews: Gotcha. Okay.

David Shor: So, this is considered front money, and at some point in the not-too-distant future, we will have to cut the front money off.

Brett Andrews: Understood. Okay. We've got a couple more here, and then we're running up on time. I want to save one of these for the end, but one in between, just want to acknowledge this. "Does the lawsuit mentioned in the summary put additional risks on the investment in the show, show going forward?" David, I wouldn't mind you adding one or two words to this, but I think one of the things I'll just mention is that the main reason that was added to the summary is it just needed to be disclosed for compliance reasons. Doesn't have really anything to do with the musical itself, but if you want to ... It's up to you, David. If you think that that covers it, or if you want to add one or two words on that, it was a question that just came up so I just wanted to make sure that-

David Shor: I missed the first part of it. I didn't hear it. I don't know what the question is.

Brett Andrews: Does the lawsuit mentioned in the summary put additional risks in-

David Shor: Oh, yeah, yeah, yeah. I'm not going to really speak too much to that. As you know, or you can read, it was self-dismissed. It was a defense against a lawsuit in which we are the plaintiffs, so we're not defending a lawsuit against us, it was a defensive action because I had used a piece of real estate to personally guarantee a transaction. The lender at the 11th and three-quarterth hour turned out to not be the most scrupulous, and we ran into a problem with them over the Christmas holiday, when courts were closed, and the ability to go get restraining orders and so on were hampered, and we had to do that in order to protect our property, and that was, as I said, self-dismissed once we were able to get into the superior court, and file lawsuits, and get restraining orders, and so on.

Brett Andrews: I appreciate that. I think that adds a lot of clarity and help, and just to reiterate that one more time, yeah, just because this is a regulation CF raise, all sorts of things like that need to be disclosed. That's why it was, really. I think David's comments covered that well. Moving back to one last question before we wrap up here, we got a question about the use of funds. There is some more information on this in the campaign page, but, David, if you just want to quickly touch on it, on where the funds will be used and just as a quick closer, and then we'll wrap up after that.

David Shor: Yeah. As you can imagine, we have a lot in the way of expenses that we incur daily. We have legal and accounting fees, we have pre-production costs, a whole range of expenses, which are much more clearly defined in the documents than I can ever define them, but they should be clear from ... Those expenses, they're not optional. They have to be paid. And a lot of them I've laid out of my pocket or borrowed. As I said, the development of one of these shows is an expensive proposition, and every time something changes, in a lot of cases, you re-spend the same money that you already have.

David Shor: For instance, there was the question about the music and the process of that. It's not as simple as it sounds. You have to pay the old writers, you have to pay the new writers, you have to then modify the book, which is the script. You have to pay an arranger and an orchestrator. And that's just the beginning. You've got to draw up contracts. That involves a lot in the way of legal fees, because there are not ... It's a specialty just like everything else is in law, and a general practitioner, I'm talking about a lawyer now, can't put together contracts that have to do with the development of Broadway-style musicals.

David Shor: So, there's a lot, a lot, a lot of costs involved in the production of a show like this, and we're just trying to fill in some holes where additional expenditures need to take place in order to complete some pre-production steps, and to pay back some of those costs that have been advanced, a lot of them by me personally.

Brett Andrews: Understood. And I know we are just going to wrap up, but we did have just one more question that came in at the last minute, and it's in line with this. "Is the $107K all that's needed, or is there a bigger investment that allows for a producer's credit?"

David Shor: We're looking at this as ... I've never raised money this way before. It's always been the more traditional way. So this is new to me. And we thought that we would try it out with the lower threshold first, see how that worked out for us, and if it works out well, then yes, we will probably take the next step which increases the threshold, I think, to around a million dollars, a little over a million dollars. That will pretty much get everybody here and in the UK paid. Get the pre-development, pre-production work done, and then the capitalized portion of the expenses take over, and they'll be covered by that fund that I referred to before. Long answer to a short question, but we're going to see how this goes, and if it goes well, we will take the next step.

Brett Andrews: Great. I think that's a smart way of doing it.

David Shor:	Yep. If-
Brett Andrews:	Go ahead.
David Shor:	If it doesn't, we'll raise it the traditional way.
Brett Andrews:	Yep.
David Shor:	If you're in ... Anybody that's ever been involved in one of these must realize, you are in perpetual fundraising mode. It just is the nature of the beast.
Brett Andrews:	Well, that, if you're familiar with MicroVentures, you know that we're industry agnostic, and I will tell you that most startups, that tends to be fairly common. It's not just this industry. So, that'll do it for the Q&A. I really appreciate all the time from both those folks who attended, and David, and whoever else may listen to this recording after the fact, as I think I mentioned in the beginning, this is being recorded and will be posted up on the MicroVentures campaign page.
Brett Andrews:	If you have any more questions after we sign off, you can submit them to the MicroVentures website. There is a discussion forum at the bottom. As we've mentioned multiple times, there is a lot more information in addition to what David has shared today you can find there, including backgrounds on the team members and the industry as well. Of course, if you would like to invest in Sleepless the Musical, you can go to that campaign page, and there's a big, orange investment button. You can click on that and it'll walk you through the process. I think the offering for this will be closing soon, so if you'd like to participate, now's just as good a time as any.
Brett Andrews:	Is there anywhere else, David, any other, I guess, closing thoughts, or any other areas you'd like to point them to find out information outside the campaign page of the MicroVentures website?
David Shor:	No. We have a ... The show has a Facebook page. There's not that much we can include on there, but it goes back over the course of a couple of years. So there's some stuff on there. And there's a webpage which has been up on the screen there. But same thing, there are some buttons you can click, and find out a little bit more than what's on that page, but where we are in this process, as everyone can imagine, we have to be careful in terms of what we say, how we say it, and who we say it to. So, broadcasting anything other than facts, we don't go there.
Brett Andrews:	Yeah.
David Shor:	You know? But those are the three, your site certainly goes into incredible detail, and then after that everything is, I refer to them as holding pages.
Brett Andrews:	Gotcha.

David Shor:	But when the music's available ... For instance, later on when music is available and it can be put up, it'll probably get put up on that SleeplessMusical.com page.
Brett Andrews:	Okay. Well, that's a good place to follow along and touch base with. Great. Well, that's all we have for today, David, unless you have any more parting thoughts, I'm going to let everyone else get on with the rest of their day, along with you as well. So, any other last, closing words?
David Shor:	No, other than to thank everybody for their interest, and I hope you join us, and if you have further questions, please, the best way to get them answered is on that discussion board. And we look forward to meeting everyone who's on the call, and everyone who isn't on the call. I'll use our old adage which is, break a leg, and don't really break a leg, but have a great day, and we look forward to hearing from you, and hope that you find this an interesting enough opportunity to take the next step.
Brett Andrews:	Well, I think that's a great way of ending it. So, David, thanks again for all your time, and sharing more on Sleepless. Thanks, everyone who joined, and for everyone who's listening after the fact, and I hope you have a great rest of the day, and rest of your week. All right, guys. Take it easy.
David Shor:	Thank you.